HW Electro Co., Ltd.

December 23, 2024

Via EDGAR

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Andrew Blume SiSi Cheng
Asia Timmons-Pierce Evan Ewing

Re:	HW Electro Co., Ltd.
Registration Statement on Form F-1
Filed December 10, 2024
File No. 333-278974 CIK No. 0001980262

Ladies and Gentlemen:

This letter is in response to the letter dated December 20, 2024, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to HW Electro Co., Ltd. (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amendment No. 3 to the Registration Statement on Form F-1 (“Amendment No. 3”) is being filed to accompany this letter.

Amendment No. 2 to Registration Statement on Form F-1

Cover Page

1. We note your disclosure on page 26 that "[w]e anticipate that our directors and executive officers will together beneficially own approximately 54.6% of our Ordinary Shares issued and outstanding after the completion of this offering, excluding shares issuable upon exercise of unexercised options," however, your principal shareholders table on page 98 states that the amount of beneficially owned ordinary shares after the offering by the directors and senior management as a group will be 41.6%. Please revise or clarify. If true, please also revise the cover page to disclose that the company will be a controlled by the directors and executive officers post-offering, identify the controlling stockholder(s) and such stockholders’ total voting power, and include appropriate risk factor disclosure.

In response to the Staff’s comments, we respectfully advise the Staff that our directors and executive officers will together beneficially own approximately 41.6% of our ordinary shares issued and outstanding after the completion of this offering, excluding shares issuable upon exercise of unexercised options. We revised our disclosure on page 26 of the Amendment No. 3 to amend the percentage of shares owned by our directors and executive officers after the completion of this offering.

Compensation, page 96

2. Please update your compensation disclosure to reflect the fiscal year ended September 30, 2024.

In response to the Staff’s comments, we revised our disclosure on page 97 of the Amendment No. 3 to update our compensation disclosure to reflect the fiscal year ended September 30, 2024.

Related Party Transactions, page 100

3. Please revise your disclosure in this section to provide information up to a more recent date as required by Item 7.B of Form 20-F.

In response to the Staff’s comments, we revised our disclosure from pages 100 to 103 of the Amendment No. 3 to provide information up to a more recent date as required by Item 7.B of Form 20-F.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Weicheng Hsiao
Name:	Weicheng Hsiao
Title:	Chief Executive Officer

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC